LIQUID MEDIA GROUP LTD.

Condensed Interim Consolidated Financial Statements

For the three months ended February 28, 2021 and February 29, 2020

(Expressed in Canadian Dollars)

(Unaudited)

Liquid Media Group Ltd.

Table of Contents

(Expressed in Canadian Dollars - Unaudited)

Financial Statements

Condensed Interim Consolidated Statements of Financial Position2

Condensed Interim Consolidated Statements of Loss3

Condensed Interim Consolidated Statements of Comprehensive Loss4

Condensed Interim Consolidated Statements of Cash Flows5

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity 6

Notes to Condensed Interim Consolidated Financial Statements7

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars - Unaudited)

	Note	February 28, 2021	November 30, 2020
		$	$
ASSETS

Current assets
Cash		406,390	704,977
Receivables	3	250,159	238,059
Prepaids	4	157,455	527,594
		814,004	1,470,630
Loans receivable	5	82,553	110,102
Licenses	6	761,325	914,760
Investment in equity instruments	7	4,341,600	3,845,598
Equipment	8	127,027	140,353
Intangible assets	9	5,420,515	5,564,426
		11,547,024	12,045,869

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	10	1,837,313	1,490,753
Loans payable	11	-	639,293
Convertible debentures	12,16	532,749	531,519
Current portion of long-term debt	13	9,149	8,991
		2,379,211	2,670,556
Long-term debt	13	40,598	42,945
Derivative liability	14	362,791	341,163
		2,782,600	3,054,664

SHAREHOLDERS' EQUITY

Share capital	14	31,178,493	29,632,284
Commitment to issue shares	14	-	574,457
Reserves	14	4,557,705	3,633,057
Accumulated other comprehensive income		(194,489)	10,690
Accumulated deficit		(26,777,285)	(24,859,283)
		8,764,424	8,991,205
		11,547,024	12,045,869

Nature and continuance of operations (Note 1)

Contingencies (Note 21)

Subsequent events (Note 23)

Approved on behalf of the Board of Directors on April 14, 2021:

“Ronald Thomson”“Daniel Cruz”

       Director Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Loss

(Expressed in Canadian Dollars - Unaudited)

		Three months ended
		February 28,	February 29,
	Note	2021	2020
		$	$

Sales		11,320	7,632
Cost of sales	6	174,419	228,258
Gross profit (loss)		(163,099)	(220,626)
Operating expenses
Accretion expense	12	10,740	60,625
Amortization	9	24,022	92,883
Consulting fees		349,954	194,791
Depreciation	8	10,347	9,172
Foreign exchange (gain) loss		25,667	(23,502)
Insurance		19,553	19,500
Interest expense	11,12,13,16	20,644	45,015
Investor relations, filing, and compliance fees		68,268	21,996
Management and directors salaries and fees	16	180,043	167,500
Marketing		380,441	965,493
Other general and administrative expenses		17,879	19,422
Professional fees		148,997	195,902
Research and development		155,879	-
Share-based compensation	14,16	928,412	94,393
Travel		1,198	14,534
		2,342,044	1,877,724
		(2,505,143)	(2,098,350)

Interest income	5	16,493	17,484
Write-off of licenses	6	-	(330,276)
Gain (loss) on derivative liability	14	(21,628)	555,484
Gain on settlement of debt	10,11	54,716	42,508
Unrealized gains on equity instruments	7	581,602	162,177
Allowance for credit loss	5	(44,042)	(5,507)
		587,141	441,870
Loss attributable to Liquid Media Group from continuing operations		(1,918,002)	(1,656,480)
Profit (loss) from discontinued operations	15	-	7,960
Loss for the period		(1,918,002)	(1,648,520)

Loss attributable to:
Shareholders of the Company		(1,918,002)	(1,652,420)
Non-controlling interest from discontinued operations	17	-	3,900
Loss for the period		(1,918,002)	(1,648,520)

Loss per common share (Note 14)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars - Unaudited)

		Three months ended
		February 28,	February 29,
	Note	2021	2020
		$	$

Loss for the period		(1,918,002)	(1,648,520)
Other comprehensive income
Foreign currency translation adjustment		(205,179)	66,501
Comprehensive loss for the period		(2,123,181)	(1,582,019)

Comprehensive loss attributable to:
Shareholders of the company		(2,123,181)	(1,611,199)
Non-controlling interest	17	-	29,180
Comprehensive loss for the period		(2,123,181)	(1,582,019)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars - Unaudited)

	Three months ended
	February 28,	February 29,
	2021	2020
	$	$
Cash flows used in operating activities
Loss from continuing operations for the period	(1,918,002)	(1,656,480)
Operating expenses of discontinued operations	-	206
Items not affecting cash:
Accretion expense	10,740	60,625
Accrued interest income	(16,493)	(14,777)
Accrued interest expense	2,012	36,937
Allowance for credit loss	44,042	5,507
Amortization - intangibles	24,022	92,883
Amortization - licenses	134,732	170,617
Depreciation	10,347	9,172
Change in value of derivatives	21,628	(555,485)
Commitment to issue shares	-	44,813
(Gain) loss on settlement of debt	(54,716)	(42,508)
Share-based compensation	928,412	94,392
Shares issued for services	60,000	6,558
Unrealized foreign exchange	7,349	17,375
Unrealized gains on equity instruments	(581,602)	(162,177)
Write-off of license fees	-	330,276
Changes in non-cash working capital:
Receivables	(12,100)	(241,745)
Prepaids	370,139	174,286
Accounts payable and accrued liabilities	380,268	518,304
	(589,222)	(1,111,221)
Cash flows used in investing activities
Investment in intangibles	-	(4,464,885)
Loan receivable received	-	83,231
Interest received on loans	-	12,067
	-	(4,369,587)
Cash flows provided by financing activities
Loan proceeds from related parties	-	1,535
Long-term debt repayments	(3,084)	-
Interest paid on loans	895	(11,179)
Commitment to issue shares	-	856,729
Warrants exercised and issued for cash	289,703	100,355
	287,514	947,440
Effect of foreign exchange on cash	3,121	(967)
Change in cash during the period	(298,587)	(4,534,335)
Cash, beginning of period	704,977	4,587,405
Cash, end of period	406,390	53,070

Supplemental cash-flow disclosure
Interest received	-	12,067
Interest paid	895	11,179

Supplemental disclosure with respect to cash flows (Note 20)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars - Unaudited)

	Shares	Amount	Commitment to Issue Shares	Reserves	Accumulated Other Comprehensive Income	Deficit	Non-controlling interest	Total
		$	$	$	$	$	$	$
Balance, November 30, 2019	5,345,661	21,118,940	137,197	2,166,098	303,465	(18,441,785)	1,786,401	7,070,316
Shares issued to settle debt	57,125	148,198	-	-	-	-	-	148,198
Shares issued for services	11,764	39,615	(33,058)	-	-	-	-	6,557
Commitment to issue shares	-	-	901,542	-	-	-	-	901,542
Warrants exercised for cash	98,004	218,648	(104,139)	(14,153)	-	-	-	100,356
Share-based compensation	-	-	-	94,393	-	-	-	94,393
Foreign exchange on translation	-	-	-	-	41,221	-	25,280	66,501
Loss for the year	-	-	-	-	-	(1,652,420)	3,900	(1,648,520)
Balance, February 29, 2020	5,512,554	21,525,401	901,542	2,246,338	344,686	(20,094,205)	1,815,581	6,739,343
Units issued for cash	2,666,672	4,882,418	-	-	-	-	-	4,882,418
Shares issued to settle debt	50,103	183,769	-	-	-	-	-	183,769
Units issued for convertible debentures and related interest	527,402	1,121,514	-	(134,198)	-	-	-	987,316
Shares issued for services	113,911	236,769	-	-	-	-	-	236,769
Shares issued for restricted share units	250,001	482,272	-	(482,272)	-	-	-	-
Share issuance costs	-	(1,072,590)	-	-	-	-	-	(1,072,590)
Commitment to issue shares	-	-	(327,085)	-	-	-	-	(327,085)
Warrants exercised for cash	968,278	1,932,059	-	(13,903)	-	-	-	1,918,156
Warrants issued for share issue costs	-	-	-	338,558	-	-	-	338,558
Options exercised for cash	53,505	340,672	-	(144,245)	-	-	-	196,427
Share-based compensation	-	-	-	1,822,779	-	-	-	1,822,779
Foreign exchange on translation	-	-	-	-	(333,996)	-	(45,390)	(379,386)
Loss for the year	-	-	-	-	-	(4,765,078)	(1,770,191)	(6,535,269)
Balance, November 30, 2020	10,142,426	29,632,284	574,457	3,633,057	10,690	(24,859,283)	-	8,991,205
Shares issued to settle debt	217,984	618,285	-	-	-	-	-	618,285
Shares issued for services	17,907	60,000	-	-	-	-	-	60,000
Warrants exercised for cash	497,251	867,924	(574,457)	(3,764)	-	-	-	289,703
Share-based compensation	-	-	-	928,412	-	-	-	928,412
Foreign exchange on translation	-	-	-	-	(205,179)	-	-	(205,179)
Loss for the year	-	-	-	-	-	(1,918,002)	-	(1,918,002)
Balance, February 28, 2021	10,875,568	31,178,493	-	4,557,705	(194,489)	(26,777,285)	-	8,764,424

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

1.NATURE AND CONTINUANCE OF OPERATIONS

Liquid Media Group Ltd. (“Liquid” or the “Company”), formerly Leading Brands Inc. (“LBIX”), is the parent company of Liquid Media Group (Canada) Ltd. (“Liquid Canada”), formerly Liquid Media Group Ltd. The Company is an entertainment company with a portfolio of content IP spanning creative industries.  The Company’s mission is to empower storytellers worldwide to develop, produce and distribute content across channels and platforms. The head office and registered records office of the Company is Suite 202 – 5626 Larch Street, Vancouver, British Columbia, V6M 4E1. The Company’s shares trade on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “YVR”.

These condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at February 28, 2021, the Company has generated losses since inception and has an accumulated deficit of $26,777,285. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Subsequent to February 28, 2021, the Company closed a US$6,000,000 registered direct offering. Management has estimated that it does have sufficient working capital to meet the Company’s liabilities and commitments as they become due for the upcoming 12 months.

These condensed interim consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

2.SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies used in the preparation of these condensed interim consolidated financial statements.

Statement of compliance

These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Accounts Standards (“IAS”) 34, “Condensed Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  Therefore, it is recommended that this financial report be read in conjunction with the restated audited annual financial statements of the Company for the year ended November 30, 2020.

Basis of presentation

The condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, except for certain financial assets and liabilities, including derivative instruments that are measured at fair value.  The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries at the end of the reporting period as follows:

	Incorporation	Percentage owned
		2021	2020
Liquid Media Group (Canada) Ltd. (“Liquid Canada”)	Canada	100%	100%
Companies owned by Liquid Canada:
Majesco Entertainment Company (“Majesco)	USA	0%	51%

On January 9, 2018, Liquid Canada acquired 51% of the shares of Majesco Entertainment Company (“Majesco”), a Nevada corporation.  The Company is a provider of video game products primarily for the mass-market consumer.  The Company deconsolidated Majesco as of August 31, 2020 as control was lost (Note 15).

All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Non-controlling interest represented the portion of a subsidiary’s earnings and losses and net assets that is not held by the Company.  If losses in a subsidiary applicable to a non-controlling interest exceed the non-controlling interest in the subsidiary’s equity, the excess is allocated to the non-controlling interest except to the extent that the majority has a binding obligation and is able to cover the losses.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

Significant judgements includes the effects of COVID-19 on the business’s operations, determination of functional currency, assessments over level of control or influence over companies, the recoverability and measurement of deferred tax assets, assessments of acquisitions of groups of assets versus a business, and the determination of a discontinued operation.

The most significant accounts that require estimates as the basis for determining the stated amounts include the valuation of share-based compensation, and derivative; the valuation of intangible assets; the valuation of investments in equity instruments; the estimation of expected credit loss; and the valuation of convertible debentures.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates (continued)

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements is as follows:

Uncertainty of COVID-19 pandemic

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, customers, economies, and financial markets globally, potentially leading to an economic downturn. It has also disrupted the normal operations of many businesses, including ours. This outbreak could decrease spending, adversely affect demand for our product and harm our business and results of operations; however, the Company has also recognized that the pandemic has led to a global increase in screen time and online gaming which is beneficial to the Company’s operations. It is not possible for us to predict the duration or magnitude of the adverse results of the outbreak and its effects on our business, results of operations, or how it will impact the Company’s ability to conduct financings at this time.

Functional currency

The functional currency of the Company and its subsidiaries is the United States dollar (“USD”); however, determination of functional currency may involve certain judgments to determine the primary economic environment which is re-evaluated for each new entity or if conditions change.

Level of control or influence over companies

The accounting for investments in other companies can vary depending on the degree of control and influence over those other companies.  Management is required to assess at each reporting date the Company’s control and influence over these other companies.  Management has used its judgment to determine which companies are controlled and require consolidation and those which are significantly influenced and require equity accounting.  The Company has considered its ownership position in Waterproof Studios Inc. (“Waterproof”) and determined it does not have the ability to influence the key operating activities of the entity.  Accordingly, the Company has accounted for its investment under fair value through profit or loss (Notes 7).  Additionally, the Company has assessed that control of Majesco was lost as of August 31, 2020 (Note 15).

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Discontinued operations

The Company classifies a component of the Company’s business as discontinued operations when there is a highly probable likelihood of a disposal of that component.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation, derivatives, and convertible features

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation and other equity based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates (continued)

Valuation of intangible assets

Intangible assets are assessed for impairment indicators at each reporting date.  Management first reviews qualitative factors in determining if an impairment needs to be recorded.  Quantitative factors are then used to calculate the amount of impairment, if needed.

Valuation of investment in equity instrument

The Company values its equity instruments in private companies at fair value at each reporting date.  The determination of fair value is based on estimates made by management on the expected earnings before income, taxes, and amortization multiplied by a reasonable factor for the appropriate industry applicable to the private company.

Estimation of expected credit loss

Loans receivable are assessed for an estimated credit loss at each reporting date.  The estimated loss is determined based on management’s knowledge of the debtor and their ability to repay the loan.  As the current debtors’ are private entities, management must rely on assertions provided to them from the debtor to make their estimates.

Valuation of convertible debentures

The equity portion of the convertible debenture is calculated using a discounted cash flow method which requires management to make an estimate on an appropriate discount rate.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Assets under construction are not depreciated until available for their intended use.

Depreciation is charged over the estimated useful lives using the declining balance method as follows:

Computer equipment30%

Vehicles30%

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

2.SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

The Company has intangible assets from acquisitions and development of gaming content. The amortization method, useful life and residual values are assessed annually and the assets are tested for impairment annually, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Amortization expense is recorded on a straight-line basis beginning with the month the corresponding assets are available for use and over the estimated useful lives provided below:

Video game catalogues15 years

Platform coding3 years

Brandsindefinite

Upon retirement or disposal, the cost of the asset disposed of and the related accumulated amortization are removed from the accounts and any gain or loss is reflected in profit and loss.  Expenditures for repairs and maintenance are expensed as incurred.

Development expenditures, including the cost of material, direct labour, and other direct costs are recognized as an intangible asset when the following recognition requirements are met:

•the development costs can be measured reliably;

•the project is technically and commercially feasible;

•the Company intends to and has sufficient resources to complete the project;

•the Company has the ability to use or sell the asset, and

•the asset will generate probable future economic benefits.

Intangible assets being developed are amortized once development is complete.

Video game catalogues

The video game catalogues are made up of a diverse variety of games, ranging in age and popularity.  The catalogues are unique due to the diverse nature of the products within the catalogues, making it difficult to assign a useful life. The useful life of 15 years represents management’s view of the expected period over which the Company expects benefits from the acquired gaming content packaged as catalogues. The election of this useful life is supported by internal game titles still producing revenue at this stage.

Platform coding

The platform coding acquired by the Company is currently under development and is not yet subject to amortization.

Brand

Through the acquisition of Majesco, the Company acquired the “Majesco Entertainment” brand which was determined to have an indefinite life.  The brand was written off during the year ended November 30, 2020 when the Company disposed of its investment in Majesco.

Accounting pronouncements not yet adopted

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s condensed interim consolidated financial statements.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

3.RECEIVABLES

	February 28, 2021	November 30, 2020
	$	$
Accounts receivable	379	10,360
Sales tax receivable	249,780	227,699
	250,159	238,059

4.PREPAIDS

As at February 28, 2021, prepaids includes $nil (November 30, 2020 - $370,432 (US$285,714)) for a marketing campaign that is being expensed over the term of the campaign.

5.LOANS RECEIVABLE

Current amounts

During fiscal 2016, the Company entered into a revolving credit facility agreement with Waterproof and advanced $100,000 to Waterproof.  The revolving credit facility was unsecured, bore interest at 8% per annum and was due on July 21, 2017.  If there is a default or an event of default has occurred and is continuing, all amounts outstanding shall bear interest, after as well as before judgment, at a rate per annum equal to 2% plus the applicable rate.  Interest was payable on the first business day of each month.  The Company received $95,298 in December 2019 as full and final payment of the loan.  During the year ended November 30, 2020, the Company recorded interest of $416 in relation to this loan.

Long-term amounts

Loans receivable are classified as long-term when management has determined that they will not be receiving payment on these loans within the next twelve months.  As at November 30, 2020, the long-term loans receivable including accrued interest are as follows:

	Participant Games	Installment Entertainment	Total
	$	$	$
Balance November 30, 2019	115,963	117,874	233,837
Accrued interest income	37,391	23,755	61,146
Expected credit loss	(86,026)	(98,855)	(184,881)
Balance November 30, 2020	67,328	42,774	110,102
Accrued interest income	10,085	6,408	16,493
Expected credit loss	(26,932)	(17,110)	(44,042)
Balance February 28, 2021	50,481	32,072	82,553

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

5.LOANS RECEIVABLE (continued)

Long-term amounts (continued)

During fiscal 2017, the Company entered into a subordinated convertible note with Participant Games Inc. in the amount of $150,000. The convertible note is unsecured, bears interest at 15% per annum and was due on demand on or before December 21, 2017. The loan was convertible into shares, at any time prior to December 21, 2018 and accordingly the value of the conversion feature remaining from the convertibility feature was nominal as at November 30, 2018.  As at February 28, 2021, the Company has accrued interest receivable of $129,402 (November 30, 2020 - $119,317) and has recorded an allowance for credit loss of $228,921 (November 30, 2020 - $201,989), on a cumulative basis, as the note remains unpaid.

During fiscal 2017, the Company entered into a convertible note with Installment Entertainment Inc. in the amount of $100,000. The convertible note is unsecured, bears interest at 15% per annum and was payable on demand on or before April 21, 2018.  The loan was convertible into shares, at any time prior to April 21, 2018.  As at February 28, 2021, the Company has accrued interest receivable of $77,505 (November 30, 2020 - $71,097) and has recorded an allowance for credit loss of $145,433 (November 30, 2020 - $128,323), on a cumulative basis, as the note remains unpaid.

6.LICENSES

Four licenses were acquired during the year ended November 30, 2018 through the issuance of 888,000 common shares valued at $4,880,639.  During the three months ended February 29, 2020, the Company wrote-off one license with an unamortized balance of $330,276.  During the year ended November 30, 2020, the Company acquired one additional license for $19,000.  As at February 28, 2021, the Company held three licenses which are being amortized over the term of the corresponding agreements ranging from three to five years.

During the three months ended February 28, 2021, amortization, included in cost of sales, amounted to $134,732 (three months ended February 29, 2020 - $170,617).  The cumulative currency translation adjustment at February 28, 2021 was $83,015 (November 30, 2020 - $101,718).

The following table is a reconciliation of the licenses:

	February 28, 2021	November 30, 2020
	$	$
Balance, beginning of year	914,760	1,840,836
Amortization	(134,732)	(596,882)
Write-offs	-	(330,276)
Currency translation adjustment	(18,703)	1,082
Balance, end of period	761,325	914,760

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

7.INVESTMENT IN EQUITY INSTRUMENTS

Until February 28, 2019, the Company accounted for the investment in Waterproof using the equity method of accounting resulting in a carrying value of $587,274. At March 1, 2019, however, the Company no longer exerted significant influence over Waterproof’s operating activities resulting in the investment being reclassified as FVTPL.

The fair value as at March 1, 2019 was determined to be $1,649,362 resulting in a gain of $1,062,088 on derecognition from the equity accounting carrying value.

As at February 28, 2021, the value of Waterproof’s common shares was estimated to be $4,341,600 (November 30, 2020 - $3,845,598) resulting in an unrealized gain on equity instruments of $581,602 (February 29, 2020 - $162,177).  The cumulative currency translation adjustment as at February 28, 2021 was $(164,240) (November 30, 2020 - $(78,640).

The following table is a reconciliation of the investment in Waterproof:

	February 28, 2021	November 30, 2020
	$	$
Balance, beginning of year	3,845,598	1,551,324
Change in fair value	581,602	2,383,004
Currency translation adjustment	(85,600)	(88,730)
Balance, end of period	4,341,600	3,845,598

8.EQUIPMENT

	Computer Equipment	Vehicles	Total
	$	$	$
Cost:
At November 30, 2019	124,866	-	124,866
Additions	-	56,436	56,436
Net exchange differences	(3,043)	(293)	(3,336)
At November 30, 2020	121,823	56,143	177,966
Net exchange differences	(2,628)	(1,210)	(3,838)
At February 28, 2021	119,195	54,933	174,128

Depreciation:
At November 30, 2019	1,561	-	1,561
Additions	37,417	-	37,417
Net exchange differences	(1,365)	-	(1,365)
At November 30, 2020	37,613	-	37,613
Additions	6,208	4,139	10,347
Net exchange differences	(840)	(19)	(859)
At February 28, 2021	42,981	4,120	47,101

Net book value:
At November 30, 2020	84,210	56,143	140,353
At February 28, 2021	76,214	50,813	127,027

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

8.EQUIPMENT (continued)

No depreciation was taken on the vehicle during the year ended November 30, 2020 as it was purchased at the end of the fiscal year and not available for use.

9.INTANGIBLE ASSETS

	Video Game Catalogues	Platform Coding	Brands	Total
	$	$	$	$
Cost:
At November 30, 2019	1,715,561	-	110,299	1,825,860
Additions - paid or accrued	-	4,464,885	-	4,464,885
Write-offs	(208,659)	-	(111,454)	(320,113)
Net exchange differences	(40,598)	(153,981)	1,155	(193,424)
At November 30, 2020	1,466,304	4,310,904	-	5,777,208
Net exchange differences	(31,622)	(92,967)	-	(124,589)
At February 28, 2021	1,434,682	4,217,937	-	5,652,619

Amortization:
At November 30, 2019	117,901	-	-	117,901
Additions	101,350	-	-	101,350
Net exchange differences	(6,469)	-	-	(6,469)
At November 30, 2020	212,782	-	-	212,782
Additions	24,022	-	-	24,022
Net exchange differences	(4,700)	-	-	(4,700)
At February 28, 2021	232,104	-	-	232,104

Net book value:
At November 30, 2020	1,253,522	4,310,904	-	5,564,426
At February 28, 2021	1,202,578	4,217,937	-	5,420,515

Brands pertained to Majesco Entertainment which were disposed of at August 31, 2020. (Note 15)

During the year ended November 30, 2020, the Company acquired platform coding for a cash payment of $4,464,885 (US$3,325,000) which is currently under development and not yet subject to amortization.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

10.ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	February 28, 2021	November 30, 2020
	$	$
Accounts payable	1,639,122	1,116,088
Accrued liabilities	171,530	154,958
Payroll taxes payable	26,661	13,406
	1,837,313	1,284,452

During the three months ended February 28, 2021, the Company issued 2,984 (three months ended February 29, 2020 – 57,125) common shares valued at $8,856 (three months ended February 29, 2020 - $148,199) to settle accounts payable of $10,000 (three months ended February 29, 2020 - $190,706) resulting in a gain of $1,144 (three months ended February 29, 2020 – $42,508) which is included in gain on settlement of debt.

During the three months ended February 28, 2021, the Company transferred 215,000 treasury shares to a creditor as full and final payment of a Forbearance Agreement which included the settlement of $23,708 of interest included in accounts payable (Notes 11 and 14).

11.LOANS PAYABLE

A summary of loans payable balances and transactions is as follows:

	Third party	Credit Facility	Bank Loan	Total
	$	$	$	$
Balance, November 30, 2019	25,000	750,000	662,933	1,437,933
Advance	-	-	1,535	1,535
Repayment - cash	-	(110,707)	(664,468)	(775,175)
Repayment - shares	(25,000)	-	-	(25,000)
Balance, November 30, 2020	-	639,293	-	639,293
Repayment - shares	-	(639,293)	-	(639,293)
Balance, February 28, 2021	-	-	-	-

Third party loans

Third party loans included loans secured by assets of the Company with due dates ranging from demand loans to periods of one year and interest rates ranging from 0.0% to 14.4% per annum.  As at November 30, 2019, the amount outstanding was due on demand and incurred interest of 14.4% per annum.  During the year ended November 30, 2020, the Company issued 6,911 common shares valued at $25,347 to settle the $25,000 loan outstanding resulting in a loss of $348.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

11.LOANS PAYABLE (continued)

Credit facility

In fiscal 2016 a $2,500,000 Credit facility was secured by assets of the Company under a general security agreement with a due date of November 30, 2018 and an interest rate of 14.4% per annum.  A fee of $60,000 was settled through the issuance of shares during the year ended November 30, 2017.  The Company repaid $1,750,000 of principal and $147,945 of interest during the year ended November 30, 2017.

In June 2018, a new lender acquired the remaining $750,000 loan and under new terms, the loan was due on August 20, 2018.  The new lender obtained a Limited Power of Attorney over the Company’s 49% interest in Waterproof (“Waterproof POA”).  In December 2018, the lender registered a general security agreement over all the Company’s current and future assets.

In November 2019, the new lender signed a Forebearance Agreement which extended the maturity date of the loan to November 30, 2020 and required the Company to make quarterly payments of $250,000 commencing on March 31, 2020 until the principal and interest on the loan have been paid in full.  In accordance with the Forebarance Agreement, the Company issued 215,000 treasury shares of the Company as security for the loan which will be transferred to the lender upon any default of the loan.  Additionally, the new lender released the Waterproof POA and amended their general security agreement to exclude the Company’s investment in Waterproof.  In March 2020, the new lender provided an extension allowing the delay of the quarterly payments to commence June 30, 2020.

During the year ended November 30, 2020, the Company repaid a further $500,000 for this loan of which $110,707 was applied to the principal and $389,293 was applied to the outstanding interest.  As at November 30, 2019, interest of $7,062 remained outstanding and was included in accounts payable and accrued liabilities.

In February 2021, the new lender agreed to accept the 215,000 treasury shares held as security as full and final payment of the Forbearance Agreement (Note 14).  Accordingly, the transfer of the 215,000 treasury shares resulted in a gain on debt settlement of $53,572 as the treasury shares were valued at $609,429 on the date of issuance to settle the outstanding principal of $639,293 and interest of $23,708.

Bank loan

In May 2019, the Company entered into a revolving note for US$500,000 with City National Bank which bore interest at 2.35% per annum and was secured by a deposit certificate of US$500,000.  As at November 30, 2020, the Company had repaid this loan in full.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

12.CONVERTIBLE DEBENTURES

	Liability component	Equity component	Total
	$	$	$
Balance, November 30, 2019	1,388,402	190,184	1,578,586
Interest expense and accretion	83,140	-	83,140
Settlement of convertible debentures	(961,186)	(134,198)	(1,095,384)
Reallocation of interest to accounts payable	(21,079)	-	(21,079)
Currency translation adjustment	42,242	-	42,242
Balance, November 30, 2020	531,519	55,986	587,505
Interest expense and accretion	12,752	-	12,752
Currency translation adjustment	(11,522)	-	(11,522)
Balance, February 28, 2021	532,749	55,986	588,735

On February 28, 2019, the Company closed its private placement offering of unsecured convertible debentures raising $3,526,468 (US$2,678,000).  Each debenture matured two years from closing, bore interest at 2% per annum, and was convertible into units at a price of US$1.50 per unit.  Each unit consisted of one common share and one share purchase warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 28, 2021.  In January 2021, the Company agreed to extend the maturity date and associated warrant expiry date for one debenture holder by one year.

For accounting purposes, the convertible debentures are separated into their liability and equity components by first valuing the liability component.  The fair value of the liability component at the time of issue was calculated as the discounted cash flows for the convertible debentures assuming a 12% discount rate, which was the estimated rate for a similar debenture without a conversion feature.  The fair value of the equity component (conversion feature) was determined at the time of issue as the difference between the face value of the convertible debentures and the fair value of the liability component, less a deferred income tax adjustment to reflect the book to tax difference in value of the convertible debentures at the time of issuance.  As the Company has excess tax assets to offset the deferred tax liability, which was created from the book to tax difference in value of the convertible debentures, the deferred tax liability was reversed, resulting in a deferred tax recovery of $160,917 during the year ended November 30, 2019.

Interest and accretion expense for the three months ended February 28, 2021 was $12,752 (three months ended February 29, 2020 - $68,279).

13.LONG-TERM DEBT

Third party
$
Balance, November 30, 2019	-
Advances	51,936
Balance, November 30, 2020	51,936
Payments	(3,084)
Interest expense	895
Balance, February 28, 2021	49,747
Current portion	9,149
Long-term portion	40,598

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

13.LONG-TERM DEBT (continued)

During the year ended November 30, 2020, the Company entered into a Conditional Sales Contract for the purchase of a vehicle.  The agreement bears interest of 6.99%, requires 60 monthly payments of $1,028, and is secured by a vehicle with a net book value of $50,813 (November 30, 2020 - $56,143) (Note 8).

The principal payments required under the long-term debt for the next five fiscal years are as follows:

2021$6,802

20229,640

202310,336

202411,082

202511,887

14.SHARE CAPITAL AND RESERVES

Authorized share capital

The Company is authorized to issue 500,000,000 common shares without par value.

The Company is authorized to issue the following preferred shares:

Preferred shares without par value	9,999,900
Series “A” preferred shares	1,000,000
Series “B” preferred shares	100
Series “C” preferred shares	1,000,000
Series “D” preferred shares	4,000,000
Series “E” preferred shares	4,000,000

20,000,000

Issued share capital

Common shares

The Company had the following share issuances during the three months ended February 28, 2021:

a)On January 25, 2021, the Company issued 2,984 common shares valued at $8,856 to a consultant to settle $10,000 of outstanding accounts payable resulting in a gain of $1,144 which is included in gain on debt settlements (Note 10).

b)On January 29, 2021, the Company issued 17,907 common shares valued at $60,000 to a consultant of the Company for advisory services provided to the Company.

c)On February 12, 2021, the Company transferred 215,000 treasury shares valued at $609,429 to a creditor as full and final payment of a Forbearance Agreement (Note 11).

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

d)During the three months ended February 28, 2021, the Company issued the following for exercised stock options, warrants, and conversions:

•issued 367,084 common shares for total proceeds of $574,457 in connection with the exercise of 367,084 share purchase warrants at US$1.20 per warrant of which $574,457 was received during the year ended November 30, 2020.

•issued 130,167 common shares for total proceeds of $289,703 in connection with the exercise of 130,167 share purchase warrants at US$1.75 per warrant.  As a result, the Company transferred $3,764 representing the fair value of the exercised warrants from reserves to share capital.

The Company had the following share issuances during the year ended November 30, 2020:

a)On January 22, 2020, the Company issued 57,125 common shares valued at $148,198 to settle debt of $190,706 resulting in a gain of $42,508 which is included in gain on debt settlements.

b)On January 22, 2020, the Company issued 11,764 common shares valued at $39,615 to a consultant of the Company for public relations services provided to the Company of which $33,058 of services were rendered during the year ended November 30, 2019 and was included in commitment to issue shares.

c)On April 27, 2020, the Company issued 50,103 common shares valued at $183,769 to settle debt of $180,294 resulting in a loss of $3,476 which is included in gain on debt settlements.

d)On June 8, 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at US$1.50 per common share for total proceeds of $5,353,203 (US$4,000,002).  Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for US$1.88 per common share with a maturity date of June 9, 2025 (“Cashless Warrants”).  In connection with these offerings, the Company paid legal fees of $409,200 (US$305,761), agent fees of $428,256 (US$320,000), and issued 213,333 agent warrants with a value of $338,558 and an exercise price of US$1.88 per common share with a maturity date of June 4, 2025 of which $103,424 related to the issuance of the Cashless Warrants and was expensed to professional fees.

e)On July 29, 2020, the Company issued 29,536 common shares valued at $60,000 to a consultant of the Company for advisory services provided to the Company.

f)On September 16, 2020, the Company issued 250,001 common shares valued at $482,272 in relation to the vesting of 250,001 restricted share units.  As a result, the Company transferred $482,272 representing the fair value of the vested RSUs from reserves to share capital.

g)On November 17, 2020, the Company issued 84,375 common shares valued at $176,769 to a consultant of the Company for services provided to the Company.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Issued share capital (continued)

Common shares (continued)

h)During the year ended November 30, 2020, the Company issued the following for exercised stock options, warrants, and conversions:

•issued 515,000 units on the conversion of $961,186 (US$681,980) worth of net convertible debentures and 12,402 units on the conversion of $26,130 (US$18,605) worth of interest on the convertible debentures.  As a result, the Company transferred $134,198 from reserves to share capital representing the proportionate balance of the equity component.  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2021.

•issued 493,111 common shares for total proceeds of $1,111,476 in connection with the exercise of 493,111 share purchase warrants at US$1.75 per warrant of which $104,139 was received during the year ended November 30, 2019.  As a result, the Company transferred $28,056 representing the fair value of the exercised warrants from reserves to share capital.

•issued 573,171 common shares for total proceeds of $907,036 in connection with the exercise of 573,171 share purchase warrants at US$1.20 per warrant.

•received $574,457 for the exercise of 367,084 share purchase warrants with an exercise price of US$1.20 and an expiry date of August 30, 2020 which is included in commitment to issue shares.  In December 2020, the shares were issued.

•issued 53,505 common shares for total proceeds of $196,427 in connection with the exercise of 53,505 stock options at US$2.55 per option.  As a result, the Company transferred $144,245 representing the fair value of the exercised options from reserves to share capital.

Preferred shares

As at February 28, 2021 and November 30, 2020 no preferred shares were issued and outstanding.

Treasury shares

On November 27, 2019, the Company issued 215,000 common shares into treasury as security against a loan in accordance with a Forbearance Agreement (Note 11).  In February 2021, the Company transferred these shares to the lender as full and final payment of the Forbearance Agreement.

Profit (loss) per share

	Three months ended
	February 28, 2021	February 29, 2020
	$	$
Basic and diluted loss per share attributable to the Company from continuing operations	(0.18)	(0.30)
Basic and diluted loss per share attributable to the Company	(0.18)	(0.30)
Basic and diluted loss per share attributable to the non-controlling interest	N/A	0.00
Weighted average number of common shares outstanding	10,541,439	5,448,552

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Stock options

The Company does not have a formal stock option plan.  The Company occasionally grants stock options to its employees, officers, directors and consultants to purchase common shares of the Company. The options granted are exercisable at a price which is equal to or greater than the fair market value of the common shares at the date the options are granted. The options are granted with varied vesting periods but generally vest immediately on grant. Options granted generally have a life of five years.

During the year ended November 30, 2020, the Company granted 550,000 stock options with a total fair value of $1,011,582 that vested immediately on grant.

On January 1, 2021, the Company granted an officer of the Company 750,715 stock options with a total fair value of $1,093,088 (US$861,681), an exercise price of US$1.90, and a term of five years.  The options will vest as follows: 107,245 on June 1, 2021, 321,735 on January 1, 2022, and 321,735 on January 1, 2023. During the three months ended February 28, 2021, the Company recorded share-based compensation of $174,236 in relation to these options.

On January 14, 2021, the Company granted a consultant of the Company 321,735 stock options with a total fair value of $517,826 (US$408,202), an exercise price of US$1.90, and a term of five years.  The options will vest as follows: 107,245 on January 14, 2021, 107,245 on July 14, 2021, and 107,245 on July 14, 2022.  During the three months ended February 28, 2021, the Company recorded share-based compensation of $231,141 in relation to these options.

On January 1, 2021, the Company repriced 932,995 stock options with an exercise price of US$2.55 and 25,000 stock options with an exercise price of US$2.57 to US$1.90 per option.  All other terms remained unchanged.  During the three months ended February 28, 2021, the Company recorded share-based compensation of $91,183 in relation to this repricing.

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the stock options granted:

	February 28, 2021	November 30, 2020
Risk-free interest rate	0.41%	0.47%
Dividend yield	nil	Nil
Expected life	5.0 years	5.0 years
Volatility	105%	103%
Weighted average fair value per option	$1.50	$1.79

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Stock options (continued)

Stock option transactions are summarized as follows:

	Number of Stock Options	Weighted Average Exercise Price
		$
Balance, November 30, 2019	461,500	3.39 (US$2.55)
Granted	550,000	3.31 (US$2.55)
Exercised	(53,505)	3.31 (US$2.55)
Balance, November 30, 2020	957,995	3.31 (US$2.55)
Granted	1,072,450	2.41 (US$1.90)
Balance, February 28, 2021	2,030,445	2.41 (US$1.90)

A summary of the stock options outstanding and exercisable at February 28, 2021 is as follows:

Number Outstanding	Number Exercisable	Exercise Price	Expiry Date
		$
407,995	407,995	2.41 (US$1.90)	February 28, 2024
25,000	25,000	2.41 (US$1.90)	January 8, 2025
25,000	25,000	2.41 (US$1.90)	February 13, 2025
25,000	25,000	2.41 (US$1.90)	March 10, 2025
25,000	25,000	2.41 (US$1.90)	April 13, 2025
450,000	450,000	2.41 (US$1.90)	July 23, 2025
750,715	-	2.41 (US$1.90)	January 1, 2026
321,735	107,247	2.41 (US$1.90)	January 14, 2026
2,030,445	1,065,240

The weighted average life of share options outstanding at February 28, 2021 was 4.34 years and 3.87 years for exercisable options.

Warrants

Agents’ warrants

During the year ended November 30, 2020, the Company issued 213,333 agents warrants with a total fair value of $338,558 and an exercise price of US$1.88 per warrant in connection with the private placement which closed on June 8, 2020.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Warrants (continued)

Agents’ warrants (continued)

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the warrants granted:

	February 28, 2021	November 30, 2020
Risk-free interest rate	-	0.48%
Dividend yield	-	nil
Expected life	-	5.0 years
Volatility	-	103%
Weighted average fair value per warrant	-	$1.59

Agents’ warrant transactions are summarized as follows:

	Number of Agents’ Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2019	8,000	5.32 (US$4.00)
Issued	213,333	2.44 (US$1.88)
Cancelled	(8,000)	5.19 (US$4.00)
Balance, November 30, 2020 and February 28, 2021	213,333	2.38 (US$1.88)

A summary of the agents’ warrants outstanding and exercisable at February 28, 2021 is as follows:

Number Outstanding	Exercise Price	Expiry Date
$
213,333	2.38 (US$1.88)	June 4, 2025
213,333

The weighted average life of agent’s warrants outstanding at February 28, 2021 was 4.27 years.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Warrants (continued)

Share purchase warrants

During the year ended November 30, 2020, the Company:

•issued 527,402 share purchase warrants with an exercise price of US$1.75 per warrant in connection with the conversion of various convertible debentures;

•issued 621,865 share purchase warrants with an exercise price of US$1.20 per warrant in connection with the exercise of the “B” share purchase warrants described under Derivative liability below; and

•issued 1,333,334 share purchase warrants with an exercise price of US$1.88 per warrant in connection with the registered direct offering which closed in June 2020.

On February 12, 2021, the Company extended the expiry date of 346,000 share purchase warrants with an exercise price of US$1.75 from February 26, 2021 to March 11, 2021 due to the investors being subject to a trading blackout.

Share purchase warrant transactions are summarized as follows:

	Number of Share Purchase Warrants	Weighted Average Exercise Price
		$
Balance, November 30, 2019	1,984,474	1.92 (US$1.81)
Issued	2,482,601	2.18 (US$1.68)
Exercised	(1,433,366)	1.80 (US$1.39)
Balance, November 30, 2020	3,033,709	2.15 (US$1.66)
Exercised	(130,167)	2.22 (US$1.75)
Expired	(400,000)	2.22 (US$1.75)
Balance, February 28, 2021	2,503,542	2.08 (US$1.64)

A summary of the share purchase warrants outstanding and exercisable at February 28, 2021 is as follows:

Number Outstanding	Exercise Price	Expiry Date
$
800,000	1.52 (US$1.20)	October 15, 2021
346,000*	2.22 (US$1.75)	March 11, 2021
24,208	1.52 (US$1.20)	April 6, 2022
1,333,334	2.38 (US$1.88)	June 9, 2025
2,503,542

*316,000 share purchase warrants expired unexercised

The weighted average life of share purchase warrants outstanding at February 28, 2021 was 2.49 years.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

14.SHARE CAPITAL AND RESERVES (continued)

Restricted share units (“RSUs”)

During the year ended November 30, 2020, the Company granted 1,000,001 RSUs to certain directors, officers, and consultants of the Company which vest 25% on grant (September 3, 2020) and 25% each six months thereafter.  The granted RSUs convert to common shares of the Company upon vesting, accordingly, 250,001 common shares were issued upon grant.

During the three months ended February 28, 2021, the Company recorded share-based compensation expense of $431,852 (three months ended February 29, 2020 - $nil) in relation to the issued RSUs.  The fair value of the RSUs was measured using the value on the grant date of US$1.47 per common share.

Number of RSUs

Balance, November 30, 2019	-
Granted	1,000,001
Vested	(250,001)
Balance, November 30, 2020 and February 28, 2021	750,000

Derivative liability

On June 8, 2020, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 2,666,672 common shares of the Company at US$1.50 per common share for total proceeds of $5,353,203 (US$4,000,002).  Concurrent with this offering, the Company issued to the investors 1,333,334 share purchase warrants exercisable for US$1.88 per common share with a maturity date of June 9, 2025.  The holders of the Cashless Warrants may elect, if the Company does not have an effective registration statement registering or the prospectus contained therein is not available for the issuance of the Cashless Warrant shares to the holder, in lieu of exercising the Cashless Warrants for cash, a cashless exercise option to receive common shares equal to the fair value of the Cashless Warrants.  The fair value is determined by multiplying the number of Cashless Warrants to be exercised by the previous day’s volume weighted average price (“VWAP”) less the exercise price with the difference divided by the VWAP.  If a Cashless Warrant holder exercises this option, there will be variability in the number of shares issued per Cashless Warrant.

On initial recognition, the Company allocated $470,785, being the fair value of the Cashless Warrants, from the proceeds of the offering included in share capital to set up the derivative liability.  As at February 28, 2021, the Company revalued the derivative liability to $362,791 (November 30, 2019 - $341,163) and recorded a loss of $21,628 (February 29, 2020 - $nil).

The following weighted average assumptions were used in the Black-Scholes option-pricing model for the valuation of the derivative liability as at February 28, 2021:

February 28, 2021
Risk-free interest rate	0.13%
Dividend yield	Nil
Expected life	0.33 years
Volatility	78%
Liquidity discount rate	20%
Weighted average fair value per warrant	0.36

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

15.DISCONTINUED OPERATIONS

On January 9, 2018, the Company acquired 51% of the issued and outstanding shares of Majesco Entertainment Company, a U.S. corporation. As consideration, the Company issued 66,667 common shares with a value of $415,000 and is required to pay cash consideration of up to US$1,000,000.  On August 31, 2020, the Company agreed to settle the remaining balance of $632,061 (US$500,000) previously included in accounts payable, along with $452,772 in consulting fees owed to the previous owner of Majesco, for $260,824 (US$200,000) in cash and the return of the Company’s 51% ownership of Majesco.  Upon signing of the agreement, the Majesco operations were considered discontinued and the balances were reclassified as such.

The following is the breakdown of the discontinued operations on the statement of comprehensive loss:

Three months ended February 29,
2020
$
Sales	93,136
Cost of sales	42,993
Gross profit	50,143

Operating expenses
Consulting fees	3,954
Other general and administrative expenses	3,913
Management and directors salaries and fees	29,571
Professional fees	4,745
42,183

Profit from discontinued operations	7,960
Profit attributable to non-controlling interest from discontinued operations	3,900
Profit attributable to the Company from discontinued operations	4,060

The following is a breakdown of the change in cash flows for the discontinued operations:

Three months ended February 29,
2020
$
Net cash provided by operating activities	206
Net cash flows for the period	206

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

16.RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Director members.

In November 2020, the Company signed employment agreements with two directors of the Company.  The agreements require total payments of $17,500 per month each.  Included in the agreements is a provision for 12 months written notice or salary paid in lieu of notice upon termination without just cause.

In January 2021, the Company signed an employment agreement with the new CEO of the Company.  The agreement requires payments of $20,000 per month each.  Included in the agreement is: (1) a provision for three months written notice or salary paid in lieu of notice upon termination without just cause and (2) a provision to increase the base salary to $30,000 per month, retroactive to January 1, 2021, upon the Company raising US$5 million in funding.  As at February 28, 2021, the Company has accrued $20,000 for the base salary increase.

Accounts payable and accrued liabilities at February 28, 2021 includes $73,578 (November 30, 2020 - $27,098) owing to directors and officers for unpaid directors fees, salaries, expense reimbursements, and loan interest.

In April 2020, a director converted his debenture of $706,350 (US$500,000) and the associated accrued interest of $14,941 (US$10,576) into 340,384 units of the Company (Note 12).

During the three months ended February 28, 2021, the Company recorded interest income of $nil (February 29, 2020 - $416) relating to a loan due from Waterproof which was repaid in full in during the year ended November 30, 2020 (Note 5).

The following is a summary of key management personnel compensation:

	Three months ended
	February 28, 2020	February 29, 2021
	$	$
Management and directors salaries and fees	172,500	167,500
Management and directors salaries and fees in discontinued operations	-	7,000
Share-based compensation	643,231	45,670
	815,731	220,170

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

17.NON-CONTROLLING INTEREST

The following table presents the changes in equity attributable to the 49% non-controlling interest in Majesco:

	February 28, 2021	November 30, 2020
		$
Balance, beginning of year	-	1,786,401
Share of loss for the year	-	(1,766,291)
Foreign exchange on translation	-	(20,110)
Balance, end of year	-	-

The following table presents the loss and comprehensive loss attributable to non-controlling interest:

		Three months ended
	Note	February 28, 2021	February 29, 2020
		$	$
Profit attributable to non-controlling interest from discontinued operations	15	-	3,900
Foreign exchange translation adjustment		-	25,280
Comprehensive loss attributable to non-controlling interest		-	29,180

18.CAPITAL DISCLOSURE AND MANAGEMENT

The Company defines its capital as cash and shareholders’ equity. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company manages its capital structure to maximize its financial flexibility making adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital. The Company is not subject to externally imposed capital requirements.

19.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

•Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

•Level 3 – Unobservable inputs that are supported by little or no market activity, therefore requiring an entity to develop its own assumptions about the assumption that market participants would use in pricing.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

19.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

The Company’s financial instruments consist of cash, receivables, loans receivable, investment in equity instruments, accounts payable and accrued liabilities, loans payable, convertible debentures, and long-term debt.  The fair value of receivables, loans receivable, accounts payable and accrued liabilities, loans payable, and long-term debt approximates their carrying values.  Cash is measured at fair value using level 1 inputs.  Convertible debentures are measured using level 2 inputs.  The investment in equity instruments is measured at fair value using level 3 inputs.

As at February 28, 2021, the fair value of the level 3 asset was $4,341,600 (November 30, 2020 - $3,845,598) based on a multiple of 6.9 times management’s estimate of Waterproof’s expected earnings before interest, taxes, and expected amortization.  The Company’s investment in Waterproof does not have a quoted market price on an active market and the Company has assessed the fair value of the investment based on Waterproof’s unobservable earnings.  As a result, the fair value is classified as level 3 of the fair value hierarchy.  The process of estimating the fair value of Waterproof is based on inherent measurement uncertainties and is based on techniques and assumptions that emphasize both qualitative and quantitative information.  There is no reasonable quantitative basis to estimate the potential effect of changing the assumptions to reasonably possible alternative assumptions on estimated fair value of the investment.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, and liquidity risk.

a)Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company’s operations are carried out in Canada and the United States. As the Company’s functional currency is USD, the Company is subject to foreign currency exchange rate risk on its net assets denominated in CAD which could have an adverse effect on the profitability of the Company. As at February 28, 2021, the Company had assets totaling CAD$418,575 and liabilities totalling CAD$1,149,199. A 10% change in the exchange rate would change other comprehensive income/loss by approximately US$60,000.  The Company currently does not have plans to enter into foreign currency future contracts to mitigate this risk, however it may do so in the future.

b)Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

The Company’s cash is held in a large Canadian financial institution. The Company maintains certain cash deposits with Schedule I financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any significant credit losses and believes it is not exposed to any significant credit risk. The Company’s sales tax receivable is due from the Government of Canada; therefore, the credit risk exposure is low.

The maximum exposure to credit risk as at February 28, 2021 is the carrying value of the loans receivable. The Company has allowed for an expected credit loss of $374,353 on the loans receivable as at February 28, 2021.  During the three months ended February 28, 2021, the Company increased the allowance by $44,042 which is included in the consolidated statements of comprehensive loss.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

19.FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

c)Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk.  The Company does not hold any financial liabilities with variable interest rates.  As at February 28, 2021, the loans included in convertible debentures bears interest at rates of 2.0% per annum and is due within one year. The long-term debt bears interest at 6.99% per annum and is payable over five years.  The Company does maintain bank accounts which earn interest at variable rates but it does not believe it is currently subject to any significant interest rate risk.

d)Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.  As at February 28, 2021, the Company had a cash balance of $406,390 to settle current financial liabilities of $2,379,211.  Subsequent to the period, the Company also closed a registered direct offering raising $7,507,801 (US$6,000,000).  The Company is exposed to liquidity risk.

20.SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	For the three months ended
	February 28, 2021	February 29, 2020
	$	$
Supplemental non-cash disclosures
Reallocation of value of warrants upon exercise	3,764	14,153
Shares issued for debt settlements	618,285	148,198
Shares issued for commitment	574,457	137,197

21.CONTINGENCIES

On February 18, 2021, Waterproof commenced an action against the Company in which the Plaintiff claims that the Company misrepresented facts to Waterproof, inducing Waterproof to enter the Amended and Restated Shareholder Agreement (“ARSA”) with the Company.  As a result, Waterproof claims that it has the right to purchase the Waterproof shareholdings from the Company at a fair market value as of May 17, 2019 in accordance with a calculation included in the ARSA.  In March 2021, the Company filed a Response to Civil Claim denying the Plaintiffs’ claims, or alternatively, that the purchase price proposed by the Plaintiffs is not binding and does not reflect the full value of Liquid’s interest in Waterpoof.  The litigation is at an early stage.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

22.SEGMENTED INFORMATION

During the year ended November 30, 2020, the Company had two offices: a head-office in Vancouver, BC, and Majesco’s office in New York, New York.  During the three months ended February 28, 2021, the Company had two offices: a head office in Vancouver, BC, and a satellite office in Toronto, ON.  In evaluating performance, management does not distinguish or group its sales and cost of sales on a geographic basis. Upon the acquisition of the Platform coding during the year ended November 30, 2020, the Company determined it has two reportable operating segments:  the investment in distribution of films and the investment in video games.  During the three months ended February 29, 2020, the Company had one reportable operating segment:  the investment in video games.

Revenue derived in the Company’s film and video games segments is earned from a large number of customers located throughout the world.  No one customer exceeds 5% of the Company’s sales.

Below summarizes the Company’s reportable operating segments for three months ended February 28, 2021.

	Film	Video Games	Total
	$	$	$
Segment Information
Revenue	6,041	5,279	11,320
Cost of sales	(31,100)	(143,319)	(174,419)
Operating expenses	(185,786)	(24,022)	(209,808)
Segment profit (loss)	(210,845)	(162,062)	(372,907)

Corporate expenses:
Operating expenses			(2,132,236)
Other income (expenses)			587,141
Foreign currency translation			(205,179)
Comprehensive loss for the period			(2,123,181)

Capital expenditures	-	-	-

23.SUBSEQUENT EVENTS

a)On March 3, 2021, the Company issued 250,001 common shares valued in relation to the vesting of 250,001 restricted share units.

b)On March 11, 2021, 316,000 share purchase warrants with an exercise price of US$1.75 expired unexercised.

c)On March 22, 2021, the Company closed a registered direct offering, under its F-3 registration statement in the United States, by issuing 1,791,045 common shares of the Company at US$3.35 per common share for total proceeds of $7,507,801 (US$6,000,000).  In connection with this offering, the Company paid legal fees of $100,104 (US$80,000) and agent fees of $588,111 (US$470,000).

d)On March 24, 2021, the Company’s registration statement restricting the Cashless Warrant holders ability to elect to cashless exercise their Cashless Warrants became effective.

Liquid Media Group Ltd.

Notes to Condensed Interim Consolidated Financial Statements

February 28, 2021

(Expressed in Canadian Dollars - Unaudited)

23.SUBSEQUENT EVENTS (continued)

e)Subsequent to the three months ended February 28, 2021, the Company issued the following for exercised warrants and conversions:

•issued 30,000 common shares for total proceeds of $66,344 in connection with the exercise of 30,000 share purchase warrants with an exercise price of US$1.75 per warrant;

•issued 803,334 common shares for total proceeds of $1,897,802 in connection with the exercise of 803,334 share purchase warrants with an exercise price of US$1.88 per warrant;

•issued 186,666 common shares for total proceeds of $441,297 in connection with the exercise of 186,666 agents warrants with an exercise price of US$1.88 per warrant;

•issued 121,319 common shares in accordance with the election of 175,000 Cashless Warrants (Note 14); and

•issued 270,000 units on the conversion of $506,777 (US$405,000) worth of convertible debentures (Note 12).  Each unit comprised of one common share and one warrant with each warrant entitling the holder to acquire one common share of the Company for US$1.75 up to February 26, 2022.